Exhibit 99.1

Fellow shareholders,

Let me start and by saying that we hope you and your loved ones are all safe and healthy. As the world is now facing a massive crisis -- a crisis not similar to any before -- I want to reach out and provide an update on what we have observed so far at Wix and more importantly with our users.

We have always believed that our platform would perform well during an economic crisis. Although the data we have collected so far is limited and preliminary, we are already observing evidence of this belief through increasing usage of many of our products.

As businesses adapt to a new reality, the importance of an online presence has never been greater. We believe that this time may lead to a fundamental change in how businesses perceive their website and their ability to market online.

We have also witnessed an amazing amount of human ingenuity as many businesses have quickly transformed or expanded their online presence through our products and services -- from adding online ordering and payment capabilities to launching virtual events, online classes and video lessons. This transformation has occurred for existing businesses that have migrated to the web and for new businesses that have started from scratch.

In this difficult economic time, and as global unemployment continues to grow, people and businesses are turning to Wix to create new ventures online. To provide a few more details on the data we have collected through today:

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Beginning in mid-March, new registered users, premium subscriptions and cohort collections across many of our geographies -- initially in Europe and followed by the US -- began increasing compared to prior weeks and beyond typical seasonality, and overall visits to Wix.com as well as website creation and publishing activities also began increasing. These increased levels have maintained through today

●	Adoption of Ascend by Wix has also increased as our users are increasing their communication and marketing activities to their customers

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We have experienced a slight increase in subscription cancellations in recent weeks, which has been offset by the growth referenced above. Subscription cancellations have always been a factor in our model, and we expect new business creation to serve as an offset over time as it has in the past

In summary, we have observed growth in our DIY creation products as well as other products that enable online businesses, including vertical applications like Stores and Restaurants, Ascend and video enablement tools; at the same time, we have seen weakness in other vertical applications such as Events and Hotels. The current environment’s impact on the performance of many of our newer initiatives, such as Partners and our Customer Care transition, is still unclear. Overall, we believe that our reported revenue and collections in Q1 will be within the Q1 guidance range we provided on February 20, 2020.

Given the considerable uncertainty in the global economic environment over the coming weeks and months and in how future volatility will impact our full business, it is premature to update our outlook further. We plan to provide a full update on our Q1 earnings call in mid-May.

Our Position of Strength
Despite the uncertainty ahead, we believe we are in a position of strength long term with multiple key assets that will allow us to weather this storm and emerge stronger:

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Our freemium business model and broad range of products -- such as Wix ADI, the Wix Editor, Corvid and our vertical commerce applications -- enable anyone to create a business online quickly and easily

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With over 1,600 R&D professionals at Wix -- more than 50% of our employees -- we believe we have among the strongest and fastest development capabilities in the industry. This strength allows us to develop and release new products and improve existing products quickly to meet the constantly changing needs of our users

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Our subscription base is highly diverse with no concentration in any vertical. While some types of businesses will struggle or fail during this time, we have already observed others -- such as restaurants with online ordering, online classes and online stores -- that are thriving

●	We have built a globally recognized brand and a world class marketing team, both of which are key contributors to our competitive advantage and growth

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Our subscription business model provides us with a significant amount of stability and visibility -- over 95% of our total revenue is subscription based. Within our Creative Subscriptions segment, 84% of subscriptions are annual or longer in term

●	Our liquidity profile is solid with over $900 million in cash on our balance sheet and positive free cash flow

We are well positioned to take advantage of positive ROI growth opportunities as they arise, and we plan to do so in the interest of driving revenue and collections growth

Help for our Users
Many users have created websites and businesses on Wix to help others in need in response to this crisis, and we are proud to enable these users’ ideas and generosity.

To help ease the financial burden on all of our users, we have suspended the scheduled price increase on renewals. For now, all users with subscriptions that have an upcoming renewal will renew at the original package price. Additionally, to help companies meet the demand of constant communication with their customers, we are offering the Wix Answers Call Center software and Knowledge Base products for free for any company looking to ramp up their support efforts at this time.

Operational Update
We also wanted to provide a brief update to you regarding our business operations during this period.

In late February, we began testing all of our systems in preparation for our team potentially working remotely for an extended period. We also established a global task force to coordinate our operations across all of our locations. These early steps enabled us to transition to remote work quickly and efficiently.

Our R&D team members -- many of whom are accustomed to working in separate locations -- are fully operational, and our productivity hasn’t missed a beat. In fact, code commits have actually increased in recent weeks. Our development goals are on schedule, including our planned launch of the Editor X suite this summer as well as other product updates and launches we have planned.

We have transitioned our Customer Care organization to remote work as well. Our US and European-based Care Experts are fully operational, and we continue to run training for Experts as we transition them to providing more personalized support. We have, however, experienced some disruption with our offshore, third-party Care teams, as many employees in these offices are not able to work remotely. Our US and European teams have supplemented as needed so we can continue to provide a high level of support for our users.

Our Partners sales and account management team, which is focused on increasing usage of Wix by designers, agencies and mid-market and enterprise teams, is fully operational and continues to engage with existing and new Partners.

We plan to continue our practice of transparency with you throughout this tumultuous time, and we look forward to providing you with a full update on our business next month. From all of us at Wix, please stay safe and healthy.

Sincerely,

Avishai Abrahami
Co-founder and CEO

April 13, 2020

Forward-Looking Statements

This letter contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including but not limited to, statements regarding our assumed or potential future performance and expected financial results, including for the first quarter of 2020, our business plans and strategies, our future growth and growth rates and trends in our markets and financial and operating metrics. Such statements are subject to a number of known and unknown risks, uncertainties, assumptions, and other factors that may cause our actual results, performance, or achievements to differ materially from results expressed or implied in this letter. Forward-looking statements can be identified by words like "anticipate," "assume," "believe," "aim," "forecast," "indication," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "outlook," "future," "will," "seek," “guidance” and similar terms or phrases. The forward-looking statements contained in this letter, are based on management's current expectations and assumptions, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee these results and investors are cautioned not to place undue reliance on these statements.

Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, uncertainty relating to the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response, on global and regional economies and economic activity, all of which may have a material impact on the demand for our services and on our expected growth rates and costs; our ability to grow our user base and premium subscriptions including through the planned launch of our Editor X; our ability to create new and higher monetization opportunities from our premium subscriptions and through the sale of additional business solutions to our registered users and business partners; our ability to enter into new markets, and attract new customer segments, and our ability to successfully maintain and enter into additional partnership agreements; our ability to maintain and enhance our brand and reputation; our prediction of the future collections generated by our user cohorts; our ability to maintain and improve our customer care capabilities; the success of our sales efforts; our ability to develop new products at the expected rate and other challenges inherent in new product development; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 2, 2020. The foregoing list of risks and uncertainties is illustrative but not exhaustive. Any forward-looking statement made by us in this letter speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.